Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-280918) and related Prospectus of Tempest Therapeutics, Inc. for the registration of its common stock, preferred stock, debt securities, warrants, units and rights to purchase common stock, preferred stock, debt securities or units, and to the incorporation by reference therein of our report dated March 19, 2024, with respect to the consolidated financial statements of Tempest Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

January 24, 2025